

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 27, 2008

Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
1530-9th Ave S.E.
Calgary, Alberta, Canada   T2G 0T7

      Re: **FACT Corporation**
               Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2006
               Filed May 9, 2008
               File No. 000-17232

Dear Ms. Danforth:

      We have completed our review of your Form 10-KSB and related filings, and have no further comments at this time.

                        Sincerely,

                        Karl Hiller
                        Branch Chief